(d)(12)(ii)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2013

Mr. Greg Buzzell

Columbia Management Investment Advisers, LLC

225 Franklin Street

Routing BX28/09516

Boston, MA 02110

Dear Mr. Buzzell:

Pursuant to the Sub-Advisory Agreement dated May 1, 2010, between Directed Services LLC and Columbia Management Investment Advisers, LLC (the “Agreement”), we hereby notify you of our intention to retain you as Sub-Adviser to render investment advisory services to ING Columbia Contrarian Core Portfolio, formerly ING Davis New York Venture Portfolio (“Columbia Contrarian Core Portfolio”), and to modify the sub-advisory fees payable to Columbia Management Investment Advisers, LLC for ING Columbia Small Cap Value II Portfolio (“Columbia Small Cap Value II Portfolio”), each a series of ING Partners, Inc., effective on May 1, 2013, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding Columbia Contrarian Core Portfolio to the Amended Schedule A of the Agreement and by modifying the sub-advisory fees for Columbia Small Cap Value II Portfolio.  The Amended Schedule A, with the annual sub-advisory fees, is attached hereto.

Please signify your acceptance to act as Sub-Adviser under the Agreement with respect to the Columbia Contrarian Core Portfolio and your acceptance to the modification of the annual sub-advisory fee for Columbia Small Cap Value II Portfolio by signing below where indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

ACCEPTED AND AGREED TO:
Columbia Management Investment Advisers, LLC

By:	/s/ Christopher Thompson
Name:	Christopher Thompson
Title:	Head of Intermediary Dist., Prod., and Marketing, Duly Authorized

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Columbia Management Investment Advisers, LLC (the “Sub-Adviser”) to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE

ING Columbia Contrarian Core Portfolio(1), formerly ING Davis New York Venture Portfolio	0.320% on first $100 million; 0.280% on next $150 million; 0.250% on next $250 million; and 0.220% on all assets in excess of $500 million

ING Columbia Small Cap Value II Portfolio	0.550% on the first $200 million of assets; and 0.500% on assets over $200 million

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

(1)

For purposes of calculating the fees of ING Columbia Contrarian Core Portfolio under this Agreement, the assets of the Portfolio shall be aggregated with the assets of ING Multi-Manager Large Cap Core Portfolio, a series of ING Investors Trust which is not a party to this Agreement.